
07002771

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-48631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C&C Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 20th Floor
(No. and Street)

NEW YORK (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Charlton III (212) 433-5470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Charlton III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C&C Trading, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Signature

Managing Member

Title

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01WI5066769
Qualified in Queens County
Commission Expires Oct. 7, 2010

02-26-07

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (O) Notes to Financial Statements

X (P) Independent Auditors' Report on Internal Accounting Control

All annual audited financial statements of C&C Trading, LLC. that are filed with the Securities and Exchange Commission have been and will be available to all members of C&C Trading, LLC.

C&C Trading, LLC

Financial Statements
and Supplemental Schedule
Pursuant to Rule 17A-5 of
the Securities and Exchange Commission
December 31, 2006





O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors and Members
C&C Trading, LLC

We have audited the accompanying statement of financial condition of C&C Trading, LLC (the Company) as of December 31, 2006, and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C&C Trading, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
February 21, 2007

C&C Trading, LLC

Statement of Financial Condition

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 274,781
Investments	
Marketable securities	5,265,182
Foreign currencies	1,500,706
Common stock options	6,875
Due from broker, securities owned	19,596,933
Exchange memberships	211,750
Other assets	25,000
	$ 26,881,227

LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold under agreements to repurchase	$ 6,533,601
Guaranteed amounts payable to members	4,992,096
Total Liabilities	11,525,697
Members' equity	15,355,530
	$ 26,881,227

See notes to financial statements

C&C Trading, LLC

Statement of Operations and Members' Equity

Year Ended December 31, 2006

INCOME	
Trading income (loss)	
Futures	$ 15,840,033
Options	(9,608)
Foreign currencies	20,057
Interest	200,628
Other	14,088
	16,065,198
EXPENSES	
Guaranteed payments to members	5,728,021
Research and quotes	967,374
Floor brokerage	638,565
Office expenses	412,600
Meals and entertainment	36,585
Professional fees	55,588
Dues and fees	32,981
	7,871,714
Net Income	8,193,484
MEMBERS' EQUITY	
Beginning of year	9,731,519
Capital contributions	112,306
Capital distributions	(2,681,779)
End of year	$ 15,355,530

See notes to financial statements

C&C Trading, LLC

Statement of Cash Flows

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,193,484
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Marketable securities	41,528,105
Foreign currencies	(434,183)
Options	2,645
Due from broker-dealers	(3,187,356)
Other assets	1,037
Securities sold under agreements to repurchase, net	(46,430,117)
Guaranteed amounts payable to members	3,078,741
Net Cash Provided by Operating Activities	2,752,356
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	112,306
Capital distributions	(2,681,779)
Net Cash Used by Financing Activities	(2,569,473)
Net Change in Cash and Cash Equivalents	182,883
CASH AND CASH EQUIVALENTS	
Beginning of year	91,898
End of year	$ 274,781

See notes to financial statements

C&C Trading, LLC

Notes to Financial Statements

1. Business Operations

C&C Trading, LLC (the "Company"), a limited liability company, is a registered broker dealer and a member of the American Stock Exchange and the New York Mercantile COMEX Division. The company is a market maker in equity options and other derivatives. The company also conducts off floor trading of securities in the United States and in Europe. The Company clears its proprietary transactions through broker-dealers on a fully disclosed basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Investments are valued at market-value.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risks consist of its investments, foreign currencies and options. The Company maintains its foreign currency accounts at three financial institutions and its investments with one brokerage firm. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts used in trading activities. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements.

C&C Trading, LLC

Notes to Financial Statements

2. Significant Accounting Policies *(Continued)*

Concentration of Credit Risk (Continued)

Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

In addition, the Company has sold securities that it does not currently own and is obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and accordingly does not record a provision for income tax because the individual members report their share of the Company's income or loss on their tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interest.

Exchange Memberships

Exchange memberships are recorded at adjusted cost or, if an other than temporary decrease in value has occurred, then at such value. The market value at December 31, 2006 is $350,000.

Guaranteed payments

Guaranteed payments to members expensed in the current year are for services performed for the Company.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of approximately $12,666,000, which was approximately $12,333,000 in excess of its minimum requirement of $332,806.

3. **Regulatory Requirements** ***(Continued)***

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. **Securities Sold Under Agreements to Purchase**

Marketable securities owned and sold not yet purchased consist of trading securities at market values as follows.

	Owned	Sold Not yet Purchased
Equities	$19,596,933	$6,533,601

5. **Related Party Transactions**

For the year ended December 31, 2006, operating expenses charged by affiliated entities in which the Company or its members have a financial interest amounted to approximately $218,000. In the opinion of management, operating expenses were charged at rates comparable to those charged by non-affiliates.

C&C Trading, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Members' equity		$ 15,355,530
Deductions and other charges		
Non-allowable assets		
Exchange seat	$ 211,750	
Other assets	25,000	
		236,750
Net capital before haircuts on security positions		15,118,780
Haircuts on security positions		2,453,084
Net capital		12,665,696
Minimum net capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)		332,806
Excess net capital		$ 12,332,890
Total aggregate indebtedness		$ 4,992,096
Ratio of aggregate indebtedness to net capital		0.39 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2006.

See independent auditors' report

Supplemental Schedule

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Members
C&C Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedule of C&C Trading, LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 21, 2007

END